N E W S R E L E A S E

February 12, 2015

Nevsun Announces 2014 Financial Results Release Date

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT:NSU) plans to release its 2014 financial results on Thursday, February 26, 2015, after close of trading, with a conference call to follow on Friday, February 27, 2015, at 8AM Vancouver / 11AM Toronto, New York / 4PM London.

North America: 1 888-390-0605 / +1 416-764-8609 / +1 778-383-7417
UK: 0800 652 2435 (toll free)
Other International: +1 416-764-8609 / +1 778-383-7417

The conference call will be available for replay until March 6, 2015, by calling 1 888-390-0541 / +1 416-764-8677 and entering passcode 517460.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine ranks as one of the highest grade open pit copper mines in the world. Nevsun has a strong balance sheet and future cash flows to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com